UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MEDICURE INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

584 69E 101
______________________________________
(CUSIP Number)

LARS HOIE
8 Blenheim Road
London, England NW8 OLU
Telephone: +47 2331 0880
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584 69E 101

1.           Names of Reporting Persons          Lars Hoie.
              I.R.S. Identification Nos. of above persons (entities only).

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)          ☐
(b)          ☐
              Not applicable.

3.           SEC Use Only:

4.           Source of Funds (See Instruction):   PF

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
              Not applicable.

6.           Citizenship or Place of Organization:           Norway.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:            24,692,803 (1).

8.           Shared Voting Power:        Nil.

9.           Sole Dispositive Power:     24,692,803 (1).

10.         Shared Dispositive Power:  Nil.

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:           24,692,803 (1).

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
              Not applicable.

13.         Percent of Class Represented by Amount in Row (11):           18.3% (1), (2).

14.         Type of Reporting Person (See Instructions):                 IN.

Notes:

(1)       Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and includes: (a) 20,018,230 shares of the Issuer's common stock and (b) 4,674,573 shares of the Issuer's common stock issuable upon exercise of share purchase warrants.

(2)       Based on 130,307,552 shares of the Issuer's common stock issued and outstanding as of October 22, 2007 and assuming exercise share purchase warrants identified in Note 1 above.

CUSIP No. 584 69E 101

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Lars Hoie is sometimes referred to herein as the "Reporting Person."

ITEM 1.                             SECURITY AND ISSUER

This statement relates to the voting common stock of Medicure Inc.., a Canadian corporation (the "Issuer"). The Issuer maintains its principal executive offices at 4-1200 Waverly Street, Winnipeg, Manitoba, R3T 0P4, Canada.

ITEM 2.                             IDENTITY AND BACKGROUND

Name:

This statement is filed by Dr. Lars Hoie.

Residence or Business Address:

8 Blenheim Road
London, England NW8 OLU

Present Principal Occupation or Employment:

The Reporting Person's present principal employment is as Senior Advisor - Medical and Scientific Affairs of NutriPharma, a Norwegian company that he founded in 1993.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of Norway.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 11, 2007, the Reporting Person acquired 13,043,478 units issued by the Issuer in a private placement at a price of $1.15 per unit from the Reporting Person's personal funds. Each unit consists of one common share of the issuer and 0.30 of a common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of $1.50 for a period of five years from the date of issuance. Immediately following the transaction, the Reporting Person owned 17,994,030 shares as well as warrants to acquire an additional 4,674,573 shares. Thus, as of October 11, 2007, the Reporting Person was the beneficial owner of 22,668,603 shares (including shares issuable upon exercise of warrants), or 16.8% of the Issuer's issued and outstanding common stock (including such warrants).

CUSIP No. 584 69E 101

On October 12, 2007, the Reporting Person purchased an additional 824,200 shares of the Issuer's common stock in the market using his personal funds. On October 15, 2007, the Reporting Person purchased a further 1,200,000 shares of the Issuer's common stock in the market using his personal funds. As such, as of October 15, 2007, the Reporting Person was the beneficial owner of 24,692,803 shares (including shares issuable upon exercise of warrants), or 18.3% of the Issuer's issued and outstanding common stock (including such warrants).

ITEM 4.                             PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of the Issuer's common stock as described above in Item 3 as part of the Reporting Person's overall personal investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          any action similar to any of those enumerated above.

ITEM 5.                             INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)          For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 24,692,803 (that is, 18.3%) of the Issuer's common stock.

CUSIP No. 584 69E 101

(b)          For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 24,692,803 (that is, 18.3%) of the Issuer's common stock.

(c)          In addition to the transactions involving the Issuer's equity securities as described elsewhere in this Schedule 13D (including, but not limited to, Item 3 hereof), on October 10, 2007, the Reporting Person purchased 550,000 shares of the Issuer's common stock in the open market at a price of US$1.00 per share. As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)          As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)          Not applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person entered into a voting covenant with the Issuer whereby, so long as the Reporting Person is the beneficial holder of at least 5% of the issued and outstanding common shares of the Issuer or is a director of the Issuer, the Reporting Person will not: (i) vote any common shares of which he is the beneficial holder at any meeting of shareholders at which directors are to be elected against management's nominees for the board of directors of the Issuer; (ii) seek to change the composition of the board of directors of the Issuer if such change is not approved by the board; and (iii) tender into nor launch any take-over bid that is not accompanied by a recommendation of the board of directors of the Issuer that shareholders accept and tender into such take-over bid.

Except as disclosed herein, the Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                             MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 584 69E 101

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 23, 2007.	/s/ Lars Hoie Lars Hoie